SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first paragraph of the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: December 20, 2013

Press Release

For Immediate Release

OTI Directors Purchase Additional 258,548 Shares of OTIV

Rosh Pina, Israel – December 20, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC), has reported board members have purchased an additional 258,548 shares of OTI common stock in the open market since the company last reported insider transactions in a press release on November 19, 2013. These purchases were pursuant to Rule 10b5-1 plans executed in June 2013 and/or during open trading windows pursuant to OTI's insider trading policy.

OTI was advised these purchases total approximately 1,243,700 shares to date. OTI’s directors will be required to report their holdings and changes in ownership of OTI securities by filing Forms 3, 4 and/or 5 beginning January 1, 2014, when OTI commences reporting as a U.S. issuer and no longer reports as a foreign private issuer.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC and other cashless payment solutions, petroleum payment and management, cashless parking fee collection systems, and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com